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Craig P. Colmar	cpcolmar@jocolaw.com

May 1, 2015

United States Securities and Exchange Commission

Division of Corporate Finance

100 F Street, N.E.; Mail Stop 3561

Washington, D.C. 20549

Attention: Ms. Anne Nguyen Parker, Assistant Director

Re:	Fenix Parts, Inc.
Registration Statement on Form S-1
Filed April 8, 2015
File No. 333-203296

Ladies and Gentlemen:

On behalf of Fenix Parts, Inc. (“Fenix” or the “Company”), we are responding to the comments of the Staff of the Securities and Exchange Commission (the “Staff”) as set forth in Ms. Parker’s letter dated May 1, 2015 to Kent Robertson, the Company’s Chief Executive Officer relating to the registration statement on Form S-1 filed by the Company on April 8, 2015, as amended by Amendment No. 1 filed by the Company on April 23, 2015 (as amended, the “Registration Statement”). For the Staff’s convenience, we have reproduced the Staff’s comments below in italic face type before each of our responses.

The Company’s revised disclosures described below are set forth in Amendment No. 2 to the Registration Statement, which the Company has filed today.

We are furnishing the Staff with two clean and marked “courtesy” copies of Amendment No. 2 to the Registration Statement by separate overnight delivery.

General

1.	We note your response to previous comments one and two in your draft response letter dated May 1, 2015, and do not believe you have fully addressed the comments. It is not clear from pages 41 and 42 which assets are pending evaluation by independent valuation specialists, so please clarify by expanding your disclosure in page F-3. In addition, please provide a cross reference to Business Combinations section on pages 41 and 42 here so that a reader understands the significant estimates and assumptions involved in your valuation.

United States Securities and Exchange Commission

Division of Corporate Finance

May 1, 2015

Response:

The Company has expanded its disclosure on pages F-3 and F-11 to clarify the assets that are subject to pending evaluation by independent valuation specialists, and has included a cross reference to Note 3 on page F-11, which has been expanded to include the information related to asset evaluation set forth in the Business Combinations section on pages 41 and 42.

2.	Furthermore, to the extent that your disclosures indicate results may change materially as you complete the allocation process, please revise the pro forma presentations to give effect to the range of possible results, pursuant to Rule 11-02 (b)(8) or provide a statement, if true, that any change in valuation resulting from finalization by independent valuation specialist, cannot be determined at this point.

Response:

The Company has provided a statement on page F-11 that any change in valuation resulting from finalization by independent valuation specialists cannot be determined at this point.

In addition, the Company hereby acknowledges that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If the Staff has any questions about any of the information set forth herein, please call the undersigned or my colleagues, Robin Friedman or Georgann Joseph, or e-mail us. Our telephone number is (312) 922-1980 and our e-mail addresses are: cpcolmar@jocolaw.com, rcfriedman@jocolaw.com and gjoseph@jocolaw.com.

Sincerely,

Craig P. Colmar